FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2014

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 14 May 2014

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER         EXHIBIT DESCRIPTION

99                                     Notice to Euronext, Amsterdam dated 14 May 2014
                                         Result of AGM

Exhibit 99

UNILEVER PLC

ANNUAL GENERAL MEETING

ALL RESOLUTIONS APPROVED

Unilever PLC shareholders today approved all resolutions put to the 2014 Annual General Meeting in London. Voting was by poll on each resolution and the results are set out below.

BOARD APPOINTMENTS

The following continuing directors stood for election and were duly re-elected by the shareholders of Unilever PLC: Laura Cha, Louise Fresco, Ann Fudge, Byron Grote, Mary Ma, Jean-Marc Huët, Hixonia Nyasulu, Paul Polman, John Rishton, Sir Malcolm Rifkind, Kees Storm, Michael Treschow, and Paul Walsh.

Feike Sijbesma was proposed for election for the first time and was duly elected by the shareholders of Unilever PLC with effect from 1 November 2014.

Each proposed candidate for election or re-election was also proposed and all resolutions were passed approving his or her appointment as an Executive or Non-Executive Director at the Unilever N.V. AGM on 14 May 2014.

Charles Golden retired as a Non-Executive Director at the close of the Annual General Meetings.

POLL RESULTS - ANNUAL GENERAL MEETING 14 MAY 2014

	TOTAL VOTES FOR	%	TOTAL VOTES AGAINST	%	TOTAL VOTES CAST	% OF SHARE CAPITAL VALIDLY CAST VOTED FOR AND AGAINST	VOTES WITHHELD
1. To receive the Report and Accounts for the year ended 31 December 2013	897,527,869	99.98	195,892	0.02	897,723,761	69.95%	945,515
2. To approve the Directors' Remuneration Policy	868,919,807	97.51	22,167,768	2.49	891,087,575	69.43%	7,606,237
3. To approve the Directors' Remuneration Report (excluding the Directors' Remuneration Policy) for the year ended 31 December 2013	865,699,414	99.14	7,482,862	0.86	873,182,276	68.03%	25,507,949
4. To re-elect Mr P G J M Polman as a Director	897,085,038	99.94	582,866	0.06	897,667,904	69.94%	1,049,606
5. To re-elect Mr R J-M S Huët as a Director	891,975,667	99.37	5,675,147	0.63	897,650,814	69.94%	1,061,146
6. To re-elect Mrs L M Cha as a Director	896,958,783	99.93	627,350	0.07	897,586,133	69.93%	1,062,391
7. To re-elect Professor L O Fresco as a Director	896,994,531	99.93	629,101	0.07	897,623,632	69.94%	1,071,979
8. To re-elect Ms A M Fudge as a Director	895,647,252	99.78	1,966,913	0.22	897,614,165	69.94%	1,074,478
9. To re-elect Dr B Grote as a Director	896,963,920	99.93	654,646	0.07	897,618,566	69.94%	1,056,126
10. To re-elect Ms M Ma as a Director	895,705,844	99.79	1,919,565	0.21	897,625,409	69.94%	1,073,790
11. To re-elect Ms H Nyasulu as a Director	896,934,175	99.93	651,262	0.07	897,585,437	69.93%	1,079,486
12. To re-elect The Rt Hon Sir Malcolm Rifkind MP as a Director	887,325,322	99.64	3,237,003	0.36	890,562,325	69.39%	8,115,107
13. To re-elect Mr J Rishton as a Director	890,017,972	99.83	1,471,177	0.17	891,489,149	69.46%	7,176,717
14. To re-elect Mr K J Storm as a Director	867,194,929	98.34	14,622,619	1.66	881,817,548	68.71%	16,868,308
15. To re-elect Mr M Treschow as a Director	894,086,176	99.61	3,517,365	0.39	897,603,541	69.94%	1,054,669
16. To re-elect Mr P Walsh as a Director	893,281,294	99.52	4,338,623	0.48	897,619,917	69.94%	1,055,414
17. To elect Mr F Sijbesma as a Director	896,007,406	99.82	1,602,235	0.18	897,609,641	69.94%	1,058,669
18. To appoint KPMG LLP as Auditors of the Company	896,994,965	99.92	709,122	0.08	897,704,087	69.94%	957,465
19. To authorise the Directors to fix the remuneration of the Auditors	896,492,397	99.86	1,235,979	0.14	897,728,376	69.95%	984,684
20. To renew the authority to Directors to issue shares	889,553,168	99.10	8,079,476	0.90	897,632,644	69.94%	1,058,080
21. To renew the authority to Directors to disapply pre-emption rights	863,569,163	96.25	33,667,449	3.75	897,236,612	69.91%	1,457,650
22. To renew the authority to the Company to purchase its own shares	896,935,678	99.91	803,444	0.09	897,739,122	69.95%	966,651
23. To authorise Political Donations and Expenditure	873,884,046	97.44	22,960,547	2.56	896,844,593	69.88%	1,822,362
24. To shorten the Notice period for General Meetings	790,494,125	88.09	106,874,063	11.91	897,368,188	69.92%	1,302,524

NOTES:
- The 'For' vote includes votes given at the Chairman's discretion and details of proxy votes cast are referred to in the table above.
- The total number of Unilever PLC shares with voting rights in issue at 3pm on Wednesday 14 May 2014 was 1,283,459,367. 26,696,994 shares are held in treasury and do not have voting rights attached.

A 'Vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

In accordance with Listing Rule 9.6.2 copies of all the resolutions passed, other than ordinary business, will be submitted to and available for inspection at the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do  A copy of the resolutions can also be found in the Chairman's Letter and Notice of Meeting which is available on our website: www.unilever.com/AGM

14 May 2014

Safe Harbour:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group's Annual Report on Form 20-F for the year ended 31 December 2013 and the Annual Report and Accounts 2013. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.